UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      August 3, 2006

Mr. Michael Ward
President
Tidelands Oil & Gas Corporation
1862 W. Bitters Rd.
San Antonio, Texas 78248


      Re:	Tidelands Oil & Gas Corporation
      Registration Statement on Form SB-2
      	Filed July 7, 2006
      	File No. 333-135636
      Form 10-KSB for the fiscal year ended December 31, 2005, as amended
      	Filed April 17, 2006
      Form 10-QSB for the fiscal quarter ended March 31, 2006
      	Filed May 22, 2006
      	File No. 0-29613


Dear Mr. Ward:

      We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your documents. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere in the same document or in a different document does not relieve you of the need to make appropriate revisions elsewhere as appropriate.
2. Please provide us with an analysis of your eligibility to use
Form
SB-2 for this offering, as well as your continued status as a small business issuer. Specifically, please address the criteria contained in the definition of "small business issuer" under Rule 405 of the Securities Act of 1933 as it applies to you, particularly the amount of your public float. Refer to General Instruction A.1 of Form SB-2.
See also Item 10(a)(2) of Regulation S-B.
3. Please provide an updated auditor`s consent when you file your next amendment.

Form SB-2

Summary Financial Information, page 5
4. On the table, it appears that the Net Income (Loss) figures for the years ended December 31, 2004 and December 31, 2005 should be losses, as indicated in your audited financial statements. Please revise or advise.

Exhibits

Legal Opinion, Exhibit 5
5. Please obtain and file a revised opinion that provides that the common stock will be legally issued, fully paid and non-assessable, as required by Item 601(b)(5)(i) of Regulation S-B. Also, it appears inappropriate for counsel to assume that you will maintain a sufficient number of authorized and unissued shares, since that goes to the heart of its opinion. It may rely on representations of the company as to particular facts needed to render its opinion, but its opinion must be unequivocal in that regard.
6. Ensure that counsel`s opinion includes no ambiguous references such as "our common stock" which appears in the first bullet point, and the various references to "I" and "we" which appear to be used interchangeably. It is unclear who are "we" since the letter is signed on behalf of only one attorney, apparently.

Signature Page, page II-10
7. Form SB-2 requires that the registration statement be signed by your principal accounting officer or controller. Indicate who is signing in this capacity, as Instruction 2 to signatures requires.
 Form 10-KSB for the fiscal year ended December 31, 2005, as amended and Form 10-QSB for the fiscal quarter ended March 31, 2006

General
8. Amend your Form 10-KSB and Form 10-QSB in response to the following comments within ten business days of the date of this letter. Also, comply with these comments in the Form SB-2, as applicable.

Controls and Procedures

Evaluation of Controls and Procedures
9. We note your statements regarding your belief that the recent restatements will be a "one time occurrence." Please delete this mitigating language. Disclose why your disclosure controls and procedures were not effective as of the end of the reporting period, and discuss the specific steps the company has taken, if any, to address the issues.

Changes in Internal Control Over Financial Reporting
10. We note your statement that there "were no significant changes to
your internal controls over financial reporting during the last fiscal year and/or up to and including the date of this filing
(except as disclosed in (a) above)...."  Please revise your
statement
to say, if true, that there were changes to your internal controls over financial reporting during the reporting period that have materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting. Please provide an evaluation of any changes (as opposed to only significant changes) that occurred during the reporting period. Please refer to Rule 13a-
15(d).
Limitations
11. We note your statement your management "does not expect that our disclosure controls or internal controls over financial reporting will prevent all errors or instances of fraud." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. In the alternative, remove this language.
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.
	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        Please contact Donna Levy at (202) 551-3292 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

      Sincerely,



      H. Roger Schwall
      Assistant Director


cc:	Gregory Wilson, Esq.
      T. Levenberg (SEC)
      D. Levy (SEC)




Mr. Michael Ward
Tidelands Oil & Gas Corporation
August 3, 2006
Page 5